

October 11, 2011

Via Facsimile
Mr. Simon Westbrook
Chief Financial Officer
IN Media Corporation
4920 El Camino Real, Suite 100
Los Altos, CA 94022

> **Re:**   **IN Media Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **Form 10-Q/A for Fiscal Quarter Ended June 30, 2011**
> **Filed August 25, 2011**
> **Response Letter Dated September 14, 2011**
> **File No. 333-146263**

Dear Mr. Westbrook:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment one of our letter dated September 6, 2011. However, the acknowledgments you provided still do not conform to the acknowledgements as requested. Please provide us with a corrected written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Specifically, please do not include the language, "in the filings reviewed by the staff," in the second bullet point because some of our comments may impact disclosures to be made in future filings that we have not reviewed.

Form 10-/KA (Draft) for Fiscal Year Ended December 31, 2010

Financial Statements

2.   Please label all impacted financial statements and financial statement periods impacted as "Restated."

3.   Please refer to ASC 250-10-50-7 for guidance regarding disclosure requirements for your restatement. We would expect you to present a separate audited footnote to your financial statements, disclosing the "Amounts as previously reported", the "Adjustments", and the "Amounts as Restated". This footnote should also be referred to in a separate paragraph in the auditor's report.

4.   Due to the fact that the convertible notes are convertible at the noteholders' option any time after six months from the issuance date, it appears your conversion feature may represent an embedded derivative. Please tell us how you considered the guidance of ASC 815-15-25-1 in your analysis of the notes.

Statement of Operations

5.   It does not appear that you have appropriately revised the weighted average shares outstanding you use to calculate net loss per share for the year ended December 31, 2009 as a result of the reverse merger presentation. Please modify your disclosures accordingly.

Item 9A. Controls and Procedures, page 32

6.   We note your disclosures that your management determined that your disclosure controls and procedures and your internal control over financial reporting were effective as of the end of the period covered by the report. In light of the restatement of your financial statements, please disclose whether management continues to believe that the company's

disclosure controls and procedures and its internal control over financial reporting were effective as of the end of the period covered by the report. If management continues to believe these controls were effective, please provide a basis for this determination. Additionally, please consider how the restatement affects your disclosures about management's conclusions in your subsequent quarterly reports.

7. Please also revise this section, including disclosures under "Evaluation of Disclosure Controls . . ." and "Management's Annual Report on Internal Control . . . ," to ensure that your disclosure regarding management's evaluation and conclusion regarding disclosure controls and procedures is clear and distinct from management's annual report on internal control over financial reporting. In this regard, we note the following:

- You define internal control over financial reporting in your discussion of your evaluation of disclosure controls and procedures. If you wish to include this information, you should discuss it in the context of management's report on internal control over financial reporting.
- If you wish to define disclosure controls and procedures, include the entire description of disclosure controls and procedures as found in Exchange Act Rules 13a-15(e) and 15d-15(e). Alternatively, you may omit the definition entirely.
- In management's report on internal controls, discuss management's conclusion regarding the effectiveness of internal controls rather than the effectiveness of your disclosure controls and procedures. In this regard please see the first full paragraph on page 33.
- In management's report on internal controls, you state that management evaluated your *disclosure controls and procedures* in order to reach a conclusion about your internal controls. Please see the last sentence of the penultimate paragraph of this section.

Signatures, page 47

8. In your letter to us, dated May 23, 2011, you undertook to file an amendment to your Form 10-K to provide proper signatures. Specifically, you undertook to have the principal accounting officer sign the annual report in that capacity. However, your proposed amendment does not identify your principal accounting officer as signing in that capacity. Please ensure that he signs in his capacity as principal accounting officer when you file your amendment.

Closing Comments

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749, Pam Long, Assistant Director at (202) 551-3765 or me at (202) 551- 3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief